Exhibit 4.7

AMENDMENT NO. 2 TO THE

UNI-PIXEL, INC. 2011 STOCK INCENTIVE PLAN

The undersigned hereby certifies that (1) she is the duly elected, qualified and acting Secretary of Uni-Pixel, Inc. (the “Company”) and (2) on January 29, 2015, in accordance with Section 13 of that certain Uni-Pixel, Inc. 2011 Stock Incentive Plan (the “Plan”), the Board of Directors of the Company amended the Plan, which amendment was approved by the stockholders of the Company and became effective on May 12, 2015.  Said amendment deleted the first sentence of sub-section 3.01 of Section 3, which states:

3.01.         Fixed Share Limit.  Subject to the provisions of Section 10, below, the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Stock Options) is Two Million One Hundred Thousand (2,100,000) Shares.

and replaces it with the following:

3.01.         Fixed Share Limit.  Subject to the provisions of Section 10, below, the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Stock Options) is Two Million Nine Hundred Thousand (2,900,000) Shares.

In all other respects, the terms and conditions of the Plan shall remain the same.

IN WITNESS WHEREOF, the undersigned has signed her name as of the date first above written.

/s/ Christine Russell
Christine Russell
Chief Financial Officer and Secretary